Mail Stop 4561

April 3, 2007

Gregory J. Wrenn
Senior Vice President, General Counsel
   and Corporate Secretary
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

Re: **Borland Software Corporation**
        Preliminary Proxy Statement filed on Schedule 14A
        Filed on March 22, 2006
        File No. 1-10824

Dear Mr. Wrenn:

        We have reviewed your Preliminary Proxy Statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information concerning solicitation and voting

Who conducts the proxy solicitation and how much does it cost? page 3

1. We note your statement that Borland will incur "substantial additional costs in connection with its solicitation of proxies" as a result of the contested elections and that you expect the aggregate cost to be as high as $500,000. Please quantify the estimated total increase in costs associated with the contested solicitation.

2. In addition, please tell us whether the $75,000 retainer fee constitutes the total expenditures to date in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A.

Can I change my vote? page 5

3. Please disclose that a proxy executed and returned to the company may also be revoked by delivering a later-dated proxy or written notice to Mr. Coates.

Proposal 1

Stockholder Solicitation, page 15

4. Please describe the material terms of the agreement between Borland, Mr. Coates and Management Insights, pursuant to which Borland nominated Mr. Coates to stand for election to the board at the company's 1999 Annual Meeting. Also, briefly describe the "standstill" provisions in effect through the 2000 Annual Meeting. Disclose the reasons given, if any, for Mr. Coates' resignation as director.

5. Expand this section to describe any prior relationship or contacts between Mr. Coates and Mr. Donahue and Borland Software, either before or after the first disclosed contacts in June 1999.

Summary Compensation Table, page 33

6. Please be advised that we are continuing to examine your executive compensation disclosure. We may have further comments as a result of our continued review.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3263.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: 408-517-2869
        Melissa Fruge, Esq.
        Associate General Counsel